Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2006

Mr. Mark K. Tonnesen
President and Chief Executive Officer
Triad Guaranty, Inc.
101 South Stratford Road
Winston-Salem, NC 27104

Re: Triad Guaranty, Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-22342

Dear Mr. Tonnesen:

        We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Losses and Expenses, page 38

1. In a disclosure-type format, please tell us the method you utilize to calculate the loss reserve for defaults incurred but not reported. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserve for reported defaults, but there may be other methods as well.

2. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in default rate, claim rate, and severity may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Consolidated Financial Statements, page 61

Report of Independent Registered Public Accounting Firm, page 61

3. Please provide an audit report that is signed by your independent registered public accounting firm and confirm that you will include a signed report in your future filings whenever an audit report is required.

Notes to Consolidated Financial Statements, page 66

Note 4. Reserve For Losses and Loss Adjustment Expenses, page 74

4. It appears that you have significantly revised your provision for losses of insured events of prior years in 2005 and 2004. The 2004 and prior deficiency recognized in 2005 of $24 million represents 69% of the reserve for losses at December 31, 2004. The current disclosure does not fully explain the reasons these amounts could not be identified in earlier periods. Please provide the following to explain the reasons for your change in estimate for 2005 and 2004:
    a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
    b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
    Address the following in your explanation:
        i. Explain how you use information obtained after the date of the financial statements in estimating reserves, for example, how you used information available in the first two months of 2004 in assessing reserves necessary at December 31, 2003 in estimating claim severity that had increased during the fourth quarter of 2003,
        ii. You refer to "loss mitigation efforts" related to loans in default at December 31, 2004. More fully explain what mitigation efforts took place, when they took place and if they took place before, during or after you noticed the higher severity trend.
        iii. Explain why a greater proportion of defaults existing at December 31, 2004 developed into pending and paid claims and why this could not be anticipated in reserving for 2004.

iv. You state a claims backlog resulted in 2005 from the increase in pending claims. State when the backlog began, how you accounted for reserves related to the backlog, and what the claims backlog and backlog reserve was at December 31, 2004 and for each quarter ending in the year ended December 31, 2005.

v. The explanation of the above should explain the loss ratios in each quarter. We note the loss ratios ranged from 23% to 27% for the five quarters ended March 31, 2005 then increased to 42% in the second quarter of 2005,declined to 38% in the third quarter of 2005, and increased to 49% in the fourth quarter of 2005.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant